Exhibit 99.1

ArcelorMittal announces results of its XCarb™ Innovation Fund Accelerator Programme and invests $5 million in CHAR Technologies

Strategic partnerships established with runners up Carbon Upcycling and D-CRBN

5 July 2023, 12:00 CET

ArcelorMittal (‘the Company’) today announces that CHAR Technologies (traded under YES:TSXV; CTRNF:OTC) has been selected as the winner of its inaugural XCarb™ Accelerator Programme, securing a $5 million investment through ArcelorMittal’s XCarb™ Innovation Fund.

ArcelorMittal launched the XCarb™ Accelerator Programme in mid-2022. The programme – a search for the best companies and brightest breakthrough technologies that hold the potential to accelerate the decarbonisation of the steel industry – received an overwhelmingly positive response, with over 90 start-ups from five different continents submitting applications across seven distinct technology domains1.

The Accelerator Programme winner, Ontario, Canada based CHAR Technologies (‘CHAR’), is developing a high temperature pyrolysis (‘HTP’) technology that transforms organic waste streams into one of two valuable energy outputs: a high-calorific value and hydrogen-rich syngas that can be used as a replacement for natural gas or to make green hydrogen; and biocarbon - made from the remaining solids after the HTP process - which can be used as a biochar fertiliser to improve soil health, a pollutant filter or as biocarbon to replace fossil coal in industrial processes.
ArcelorMittal’s Canadian flat steel operation, ArcelorMittal Dofasco, has been collaborating with CHAR to test the use of its biocarbon as a partial replacement for fossil coal in its steelmaking processes, with encouraging results. CHAR’s biocarbon enables an approximate 91 per cent reduction in greenhouse gas emissions compared to metallurgical coal and has been tested and validated by ArcelorMittal Dofasco since 2021. ArcelorMittal Dofasco has therefore signed a memorandum of understanding with CHAR for the purchase of biocarbon from CHAR’s Thorold, Ontario facility that will enable larger scale trials in the coming years.

Commenting, Irina Gorbounova, Head of the XCarb™ Innovation Fund, said:

1 The seven technology domains are: disruption in steelmaking (processes and technologies); waste to gas or biocarbon; gases reforming / gases transformation technologies; disruptive hydrogen technologies; carbon capture, utilisation and storage; long-term, large-scale energy storage technologies; clean energy technologies.

“We were delighted with the response to our inaugural Accelerator Programme, receiving high quality entries from many emerging technology companies. Selecting a final three was a tough challenge for our judging panel but I believe we have found a very worthy winner in CHAR.

“I am especially pleased that not only are we investing in them, but we are already working alongside them, testing their product at one of our Canadian steel plants. This is one of the advantages of our Innovation Fund and our unique approach. We provide seed capital of course, but we also provide the industrial infrastructure and R&D collaboration that breakthrough technology companies need to bring their product to market.

“I also want to mention Carbon Upcycling and D-CRBN, both of whom are developing exciting technologies. Their submissions were impressive, and we intend to work closely with them to support their journey as they continue to develop and market their respective technologies.”

Carbon Upcycling and D-CRBN were joint runners-up in the Programme. ArcelorMittal has established strategic partnerships with both companies, with its global research and development teams supporting the development of their technologies, and ArcelorMittal holding the option to invest in the future.

Carbon Upcycling focuses on circularity and carbon reduction in hard-to-abate sectors. Its practical carbon-tech integrates directly into industrial facilities, like steel and cement, to upcycle by-products and mineralize carbon - resulting in zero-carbon cement replacements. D-CRBN has developed a proprietary plasma-based carbon capture and utilisation (CCU) technology which recycles captured CO2 into value added products such as e-fuels, polymers and chemicals.

ArcelorMittal’s XCarb™ Innovation Fund launched in March 2021. Since launch it has invested over $160 million in seven companies that are developing technologies ranging from long-term battery storage to green hydrogen production to CCU, and more. Via the fund, ArcelorMittal is also an anchor partner in the Bill Gates founded Breakthrough Energy’s Catalyst programme, committing $100 million over five years. To learn more about the XCarb™ Innovation Fund and its investments visit https://corporate.arcelormittal.com/climate-action/xcarb/xcarb-innovation-fund.
ENDS

About ArcelorMittal

ArcelorMittal is the world's leading steel company, with a presence in 60 countries and primary steelmaking facilities in 16 countries. In 2022, ArcelorMittal had revenues of $79.8 billion and crude steel production of 59 million metric tonnes, while iron ore production reached 50.9 million metric tonnes.

Our purpose is to produce ever smarter steels that have a positive benefit for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

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Contact information ArcelorMittal Corporate Communications
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